Exhibit 23.2

Consent of Independent Auditor

We consent to the use of our report dated March 14, 2016, with respect to the statements of assets acquired and revenues and direct expenses of the Merck PKU Business, incorporated herein by reference and to the reference of our firm under the heading “Experts” in the prospectus.

Our report contains an explanatory paragraph that states that the statements of assets acquired and revenues and direct expenses of the Merck PKU Business are not intended to be a complete presentation of the financial position or results of operations in compliance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt / Main, Germany

August 8, 2016